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                          September 11, 2023

       Danny Meeks
       Chief Executive Officer
       Greenwave Technology Solutions, Inc.
       4016 Raintree Rd.
       Ste 300
       Chesapeake, VA 23321

                                                        Re: Greenwave
Technology Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2023
                                                            File No. 333-274293

       Dear Danny Meeks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              M. Ali Panjwani